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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549 SCHEDULE 13G Under the Securities Exchange Act of 1934 (Amendment No. ___)*

DeVry Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

251893103
(CUSIP Number)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|X|	Rule 13d-1(b)

|_|	Rule 13d-1(c)

|_|	Rule 13d-1(d)

(1)	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1745 (12-02)

CUSIP No. 251893103	Page 2 of 5 pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). ARIEL CAPITAL MANAGEMENT, LLC # 02-0712418

2.	Check the Appropriate Box if a Member of a Group (See Instructions) Not Applicable	(a) |_| (b) |_|

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware Limited Liability Company

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power Ariel – 2,727,040

	6.	Shared Voting Power Ariel – 0

	7.	Sole Dispositive Power Ariel – 3,513,535

	8.	Shared Dispositive Power Ariel – 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person Ariel – 3,515,640

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) Not Applicable	|_|

11.	Percent of Class Represented by Amount in Row (9) Ariel – 3,515,640 / 70,281,623 = 5.0%

12.	Type of Reporting Person (See Instructions) Ariel – IA

Date: 06/30/04 Page 3 of 5
Item 1.

(a)	Name of Issuer

DeVry Inc.

(b)	Address of Issuer’s Principal Executive Offices

One Tower Lane, Suite 1000, Oakbrook, IL 60181

Item 2.

(a)	Name of Person Filing

Ariel Capital Management, LLC

(b)	Address of Principal Business Office, or if none, Residence

200 E. Randolph Drive, Suite 2900, Chicago, IL 60601

(c)	Citizenship

A Delaware Limited Liability Company

(d)	Title of Class of Securities

Common Stock

(e)	CUSIP Number

251893103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	|_| Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	|_| Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	|_| Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	|_| Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	|X| An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	|_| An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	|_| A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	|_| A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	|_| A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	|_| Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Date: 06/30/04 Page 4 of 5
Item 4.	Ownership.

(a)	Amount beneficially owned: (See Page 2, No. 9)

(b)	Percent of class: (See Page 2, No. 11)

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote (See Page 2, No. 5)

(ii)	Shared power to vote or to direct the vote (See Page 2, No. 6)

(iii)	Sole power to dispose or to direct the disposition of (See Page 2, No. 7)

(iv)	Shared power to dispose or to direct the disposition of (See Page 2, No. 8)

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following: |_|.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

All securities reported upon this Schedule are owned by investment advisory clients of Ariel Capital Management, LLC, no one of which, to the knowledge of Ariel Capital Management, LLC, owns more than 5% of the total shares outstanding.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Date: 06/30/04 Page 5 of 5

SIGNATURE

         The undersigned hereby agree that this statement is being filed on behalf of each of them and hereby certify, after reasonable inquiry and to the best of their knowledge and belief, that the information set forth in this statement is true, complete and correct.

ARIEL CAPITAL MANAGEMENT, LLC By: /s/ John P. Miller, CFA —————————————— John P. Miller, CFA Senior Vice President, Portfolio Management
SEC 1745 (12-02)